UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EasyLink Services International Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

277858106

(CUSIP Number)

Gordon A. Davies

Open Text Corporation

275 Frank Tompa Drive

Waterloo, Ontario

Canada N2L OA1

Telephone: (519) 888-7111

Facsimile: (519) 888-0677

With a copy to:

James R. Stuart, III

Richard B. Holbrook Jr.

Crowell & Moring LLP

1001 Pennsylvania Ave., N.W.

Washington, D.C. 20004

(202) 624-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277858106

(1)	Names of reporting persons Open Text Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 100 shares of common stock
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 100 shares of common stock
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 100 shares of common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) CO

This Amendment No. 1 to Schedule 13D with respect to the common stock of EasyLink Services International Corporation, a Delaware corporation (the “Issuer”), is being filed on behalf of the Reporting Persons to amend the Schedule 13D originally filed on May 10, 2012. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in said Schedule 13D.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

The class of equity securities to which this statement relates are 100 shares of common stock, $0.001 par value (the “Common Stock”), of the Issuer. The principal executive offices of the Issuer are located at 6025 The Corners Parkway, Suite 100, Norcross, GA 30092.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

The Agreement and Plan of Merger described in Item 4 of this amendment to Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by and among Open Text, Merger Sub and the Issuer. The merger of Merger Sub with and into the Issuer pursuant to the Merger Agreement was consummated on July 2, 2012. The purchase price for the Issuer Common Stock acquired in the merger was $7.25 in cash, without interest, per share, for an aggregate purchase price of approximately $310 million, inclusive of debt. Such purchase price was funded through cash on hand.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following in the appropriate places, as follows:

(a)-(b) On May 1, 2012, Open Text, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”) providing for the Merger of Merger Sub into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly-owned subsidiary of Open Text, upon the terms and subject to the conditions set forth in the Merger Agreement. On July 2, 2012, the Merger occurred and the Issuer and Open Text issued a joint press release announcing the consummation of the Merger. A copy of the press release is filed herewith as Exhibit 13 and is incorporated herein by reference. A copy of the Merger Agreement was included as Exhibit 2 to the Schedule 13D filed by the Reporting Persons on May 10, 2012. The description of the Merger Agreement contained herein is qualified in its entirety by reference to such Exhibit 2, which is incorporated herein by reference.

(d) As a result of the Merger and pursuant to the terms of the Merger Agreement, effective July 2, 2012, the Board of Directors of the Issuer was replaced by representatives of Merger Sub.

(e) As a result of the Merger, effective July 2, 2012, the number of shares of Common Stock that the Issuer is authorized to issue is 100.

(g) Pursuant to the terms of Merger Agreement, upon consummation of the Merger, the Certificate of Incorporation and Bylaws of the Issuer were amended. Under the Amended and Restated Certificate of Incorporation, the total number of shares of stock which the Issuer has the authority to issue is 100 shares of Common Stock.

(h) Upon consummation of the Merger, the Common Stock was delisted from, and is no longer quoted on, the Nasdaq Stock Market.

(i) Upon consummation of the Merger, the Common Stock is now eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to add the following in the appropriate places, as follows:

(a) Open Text has acquired and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, the Reporting Persons beneficially own 100 shares of EasyLink Services International Corporation Common Stock, representing all of the outstanding Common Stock of the Issuer (the “Shares”).

(b) The Reporting Persons have sole power to vote and to dispose of 100% of the Shares.

(c) As a result of the Merger and pursuant to the terms of the Merger Agreement, the Reporting Persons now beneficially own all of the Shares.

Item 7. Material to be Filed as Exhibits

Exhibit 13	Joint Press Release, dated July 2, 2012, issued by Open Text Corporation and EasyLink Services International Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2012

OPEN TEXT CORPORATION

By:	/s/ Paul McFeeters
Name: Paul McFeeters
Title: Chief Financial Officer